Exhibit 2.2

FIRST AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of March 3, 2016, is entered into by and among ZAGG INC, a Nevada corporation (“Parent”), ZM ACQUISITION, INC., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), MOPHIE INC., a California corporation (the “Company”), and the Representative to amend that certain Agreement and Plan of Merger, dated as of February 2, 2016, by and among the Parties (the “Merger Agreement”).

WHEREAS, the Parties desire to amend the Merger Agreement, as set forth in this Amendment.

NOW THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein and in the Merger Agreement, and intending to be legally bound hereby, the Company, Parent, Merger Sub and the Representative (for and behalf of the Principal Shareholders) hereby agree as follows:

1. Settlement of Living Social Case. The Parties acknowledge that, after the execution of the Merger Agreement, the Company entered into a confidential settlement agreement with certain of the defendants in the Living Social Case the effect of which was to fully and finally settle all claims of the Company against the defendants identified therein in return for the payments and other agreements set forth therein (the “Living Social Settlement”). As a consequence of the Living Social Settlement, the Parties desire to amend the Merger Agreement as follows:’

(a) Section 2.11(d) of the Merger Agreement is hereby deleted in its entirety.

(b) Section 2.12(b) of the Merger Agreement is hereby deleted and replaced with the following:

“(b) Representative Expense Funding. The Representative shall advance, pay or reimburse from the Representative Expense all of Parent’s or the Surviving Corporation’s out-of-pocket expenses incurred in connection with the prosecution or advancement of the processes (litigation, administrative or other) related to the Customs Refund, including without limitation fees and expenses of outside legal counsel, expert witness fees and filing fees. If the Representative determines in his sole discretion to discontinue the funding of such expenses, he may notify Parent in writing, in which event, Parent may either continue or discontinue the prosecution or advancement of such matter. If Parent discontinues the prosecution or advancement of such matter, Parent shall, to the extent permissible under applicable Law, assign the rights of Parent or the Surviving Corporation in and to such matter to the Representative, to possess and manage on behalf of all Applicable Holders. If Parent decides to continue the prosecution or Advancement of such matter upon the Representative’s discontinuation of the funding of the expenses related thereto from the Representative Expense Fund, Parent or the Surviving Corporation shall thereafter be solely responsible for the payment of the expenses related thereto, subject to the other provisions of this Section 2.12.”

(c) The definition of “Contingent Payments” is hereby deleted and replaced with the following:

““Contingent Payments” means, collectively, the Earn-Out Payment, the Tax Refund, the Customs Refund and the WMU Property Sale Proceeds.”

(d) The definition of “Living Social Case” is hereby deleted.

2. R&W Insurance; Escrow Adjustment. The Parties acknowledge that, pursuant to Section 6.14 of the Merger Agreement, R&W Insurance will be obtained in the form of a policy provided to the Company separately, which form and included coverages are acceptable to Parent, the Company and the Representative. In light of the terms and conditions of such R&W Insurance policy, the Parties hereby further agree to amend the Merger Agreement as follows:

(a) The definition of “Escrow Amount” shall be deleted and replaced with the following:

“Escrow Amount” means $2,000,000.”

(b) A new subsection, 2.12(g), shall be added as follows:

“(g) Escrow Fund Deposit. Notwithstanding anything to the contrary set forth herein, upon receipt of payment of any of the following: (1) Tax Refund, (2) the Customs Refund or (3) the WMU Property Sale Proceeds, an aggregate amount of $500,000 obtained from any of the Contingent Payments described in (1), (2) or (3) above, but in no event greater than $500,000 in total, shall be deposited with the Escrow Agent to be held as part of the Escrow Fund, which amount shall be held by the Escrow Agent and disbursed solely for claims for indemnification pursuant to Section 9.1(a)(v), subject to the otherwise applicable limitations of Article 9.”

(c) The first sentence of Section 2.17(a) shall be deleted and replaced with the following language:

“On the Closing Date, Parent shall deliver to the Escrow Agent the Escrow Amount, on the Earn-Out Payment Date, Parent shall deliver to the Escrow Agent the Contingent Escrow, and Parent shall also after the deliver to the Escrow Agent any amount required to be delivered pursuant to Sections 2.12(g) or 2.16(f)(iii) (collectively, the “Escrow Fund”).”

3. Representative Expense Amount. The definition of Representative Expense Fund is hereby deleted and replaced with the following:

““Representative Expense Fund” means $200,000 paid to the Representative or his designee pursuant to Section 2.17(b).”

4. Miscellaneous. Except as set forth in this Amendment, the Merger Agreement remains unmodified and in full force and effect. This Amendment shall be governed by, construed and enforced in accordance with the internal laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of law). This Amendment may be signed in any number of counterparts and signatures may be delivered by facsimile or electronic image scan transmission, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Amendment shall become effective when each Party shall have received a counterpart hereof signed by the other Parties. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

Parent: ZAGG INC, a Nevada corporation By: /s/ Randall L. Hales Name: Randall L. Hales Title: CEO, President	The Company: mophie, Inc., a California corporation By: /s/ Daniel Huang Name: Daniel Huang Title: CEO
Merger Sub: ZM ACQUISITION, INC., a Delaware corporation By: /s/ Randall L. Hales Name: Randall L. Hales Title: President
REPRESENTATIVE: /s/ Daniel Huang DANIEL HUANG, individually

Signature page to First Amendment to Agreement and Plan of Merger